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03024729

File No. 82-5227

July 1, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Personnel Change (dated June 26, 2003)
- Notice of Acquisition of the Company's Own Shares (dated July 1, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227

June 26, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Change

Notice is hereby given that in accordance with the resolutions adopted at the Ordinary General Meeting of Shareholders of Sammy Corporation and a meeting of its Board of Directors respectively held on June 26, 2003, a personnel change was implemented, as described below:

Description

Personnel change

As of June 26, 2003

New Title	Name	Former Title
Director	Takashi Hirayama	Corporate Adviser
Retired	Tamio Aoki	Senior Executive Officer responsible for stock marketing

- END -

(Translation)

File No. 82-5227
July 1, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Acquisition of the Company's Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on July 1, 2003, resolved that the Company would acquire its own shares in accordance with the resolution therefor adopted at the 28th Ordinary General Meeting of Shareholders of the Company held on June 26, 2003, as described below:

Description

(1) Class of shares to be acquired:	Shares of common stock of the Company.
(2) Total number of shares to be acquired:	(Not exceeding) 1,000,000 shares.
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥4 billion.
(4) Method of purchase:	Purchase on the market established by Tokyo Stock Exchange.

(For reference)

Content of the resolution adopted at the 28th Ordinary General Meeting of Shareholders of the Company held on June 26, 2003:

(1) Class of shares to be acquired:	Shares of common stock of the Company.
(2) Total number of shares to be acquired:	(Not exceeding) 2,000,000 shares.

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥8 billion.

- END -